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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                                                Commission File Number 0-18707


                         NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-KSB     [ ] From 11-K     [ ] Form 20-F
             [X] Form 10-QSB     [ ] Form N-SAR

For Period Ended:  September 28, 1997

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

    Read attached instruction sheet before preparing form. Please print or type.


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above,

identify the Item(s) to which the notification relates: ______________________

______________________________________________________________________________


                         Part I. Registrant Information


Full name of registrant    SPECIALTY RETAIL GROUP, INC.
                           ----------------------------
Former name if applicable
                           ----------------------------

Address of principal executive office (Street and number):
477 Madison Avenue, 14th Floor
-------------------------------

City, State and Zip Code   New York, NY  10022
                           -------------------

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                       Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant is unable to complete its report on Form 10-QSB for the period ended September 28, 1997 by the prescribed due date of November 12, 1997, without unreasonable effort and expense. This is the result of the recent appointment of a new accountant and recent developments in the bankruptcy proceedings affecting the Company's primary subsidiary.


                          Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

             Edmond M. Coller, Esq.                      (212) 907-0700
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                    (Name)                        (Area code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

                                                    [ ] Yes   [X] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             For the three month period ended September 29, 1996 ("prior period") Registrant reported a net loss of approximately $760,000 on revenues of approximately $1,250,000, virtually all of which revenues arose from operations which have been discontinued. For the current year period, there were no revenue and the current period loss was approximately $88,000.

                                                    [X] Yes   [ ] No


                                       SPECIALTY RETAIL GROUP, INC.


Date   November 12, 1997               By: /s/ STEVEN E. GLASS
       ------------------------            ----------------------
                                       Name:  Steven E. Glass
                                       Title: Secretary